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                              October 4, 2022

       Dwight Witmer
       Chief Executive Officer
       LAMY
       201 Allen St.
       Unit 10104
       New York, NY 10002

                                                        Re: L A M Y
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 26,
2022
                                                            File No. 333-266341

       Dear Dwight Witmer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your updated disclosure in response to comment 2 and reissue in part. We note that the intended
trading symbol on the cover page is "L A M Y," however, on page 20 you state that the
intended trading symbol is "LAMY." Please reconcile this discrepancy.
   2. We note your response and reissue comment 3, please revise the table of contents so that it accurately contains the
headings of the registration statement. As one example only, the
                                                        "Selected Historical
Financial Data" section starting on page 4 does not appear in the table of contents. Refer to
Item 502(a) of Regulation S-K.
 Dwight Witmer
FirstName
L A M Y LastNameDwight Witmer
Comapany
October    NameL A M Y
        4, 2022
October
Page 2 4, 2022 Page 2
FirstName LastName
Risk Factors
Risks Related to the Issuers Products and Services
Currently, our company has neither customers nor clients, page 8

3. We note your response to comment 6 and reissue in part. We note your additional disclosure on not having or not being able to acquire employees or contractors with the necessary skills to develop your game plan. However, please ensure that the risk factor subcaption adequately describes the risk. The new disclosure is currently under a subcaption that refers to "customers" and "clients" rather than employees or contractors. Refer to Item 105(a) of Regulation S-K.
Dilution of the Price Investor Pays for Its Shares, page 13

4. We note your response to comment 8. Please tell us how your net tangible book value after the offering per share is a negative number and provide us with your calculation.
Management's Discussion and Analysis and Plan of Operations
Liquidity and Capital Resources, page 22

5. We note your response to comment 10 and reissue in part. In your revised disclosure in this section you state that you will be able to conduct planned operations for an estimated
         18 months using currently available resources. However, on page 2, you state that you need to raise approximately $30,000 in order to continue operations for the next 12 months. Please reconcile these two statements and revise as applicable.
Transactions with Related Persons, Promoters and Certain Control Persons, page
31

6. We note your revised disclosure and exhibit in response to comment 14 and reissue in part. Exhibit 10.8 has been added to account for the $15,100 loan described in this section.
         However, this section discloses that the loan "is interest free" while
Exhibit 10.8 states
         that there is an annual interest payment of 10%. Please reconcile the disclosure in the exhibit and this section of the registration statement as applicable. Report of Independent Registered Public Accounting Firm, page F-2

7. We note the changes you made in response to comments 15, 16, and 17. Please obtain and file an audit report that reflects these changes in the financial statements.
Statements of Cash flows (Restated), page F-6

8. We note the changes you made in response to comment 15. On page F-10, you state that these debts were incurred in exchange for assets and intangible property. Please clarify these disclosures to state whether any cash was received for these debts. If you did not receive any cash, tell us why you show cash-inflows for these debts on your statements of cash flows. Also, tell us why you revised the classification to present the amounts within cashflows from operating activities.
 Dwight Witmer
LAMY
October 4, 2022
Page 3
Notes to the Financial Statements (Restated)
Note 9 - Commitments & Contingencies, page F-11

9. We note the disclosure you provided in response to comment 17. Please ensure that you include all payment obligations, including the $44,000 annual payment obligations under the Professional Engagement Agreement with True Penny Property Consultants Ltd. that is disclosed on page 25.
       You may contact Keira Nakada at 202-551-3659 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,
FirstName LastNameDwight Witmer
                                                         Division of
Corporation Finance
Comapany NameL A M Y
                                                         Office of Trade &
Services
October 4, 2022 Page 3
cc:       Robert Zepfel
FirstName LastName